SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G/A
                                (RULE 13D - 102)


             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)



                        SUPREME INTERNATIONAL CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)



                          COMMON STOCK, $.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    868610106
-------------------------------------------------------------------------------
                                 (CUSIP Number)




                                Page 1 of 7 pages

                               CUSIP No. 868610106


(1)     Name of Reporting Persons  GEORGE FELDENKREIS

        S.S. or I.R.S. Identification Nos. of Above Persons

(2)     Check the Appropriate Box if a Member of a Group
        (See Instructions) (a) [ ]  (b) [ ]

(3)     SEC Use Only

(4)     Citizenship or Place of Organization  U.S.A.

        Number of         (5)      See Voting Power                1,141,728
        Shares Bene-
        ficially          (6)      Shared Voting Power               446,925
        Owned by
        Each Report-      (7)      Sole Dispositive Power          1,141,728
        ing Person
        With              (8)      Shared Dispositive Power          446,925

(9)     Aggregate Amount Beneficially Owned by Each Reporting
        Person                                                   1,588,653 (1)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)[ ]

(11)    Percent of Class Represented by Amount in Row (9)         23.25% (2)

(12)    Type of Reporting Person (See Instructions)            IN




--------
1 Includes 361,525 shares of Common Stock owned by Carfel, Inc., of which company the Reporting Person is a director, executive officer and principal shareholder and 85,400 shares of Common Stock owned by the Feldenkreis Family Foundation, Inc., of which the Reporting Person is an officer and director.

2 Calculated on the basis of 6,832,120 shares of Common Stock outstanding on December 31, 1997.




                                Page 2 of 7 pages

                               CUSIP No. 868610106


(1)     Name of Reporting Persons  CARFEL, INC.

        S.S. or I.R.S. Identification Nos. of Above Persons

(2)     Check the Appropriate Box if a Member of a Group
        (See Instructions) (a) |_|  (b) |_|

(3)     SEC Use Only

(4)     Citizenship or Place of Organization  U.S.A.

        Number of          (5)      See Voting Power                    -0-
        Shares Bene-
        ficially           (6)      Shared Voting Power             361,525
        Owned by
        Each Report-       (7)      Sole Dispositive Power              -0-
        ing Person
        With               (8)      Shared Dispositive Power        361,525

(9)     Aggregate Amount Beneficially Owned by Each Reporting
        Person                                                      361,525

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)[ ]

(11)    Percent of Class Represented by Amount in Row (9)        5.29% (1)

(12)    Type of Reporting Person (See Instructions)         IN




--------
1 Calculated on the basis of 6,832,120 shares of Common Stock outstanding on December 31, 1997.



                                Page 3 of 7 pages

ITEM 1(A).     NAME OF ISSUER:

               SUPREME INTERNATIONAL CORPORATION

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               3000 N.W. 107th Avenue
               Miami, Florida  33172

ITEM 2(A).     NAME OF PERSON FILING:

               George Feldenkreis and Carfel, Inc.

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               3000 N.W. 107th Avenue
               Miami, Florida  33172

ITEM 2(C).     CITIZENSHIP:

               U.S.A.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $.01 Par Value

ITEM 2(E).     CUSIP NUMBER:

               868610106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), IDENTIFY THE STATUS OF THE PERSON FILING:

               Not applicable.

ITEM 4.        OWNERSHIP:

I.      George Feldenkreis

        (a)    Amount Beneficiary Owned:  1,588,653 (1) SHARES.



--------
1 Includes 361,525 shares of Common Stock owned by Carfel, Inc., of which Company the Reporting Person is a director, executive officer and principal shareholder and 85,400 shares of Common Stock owned by the Feldenkreis Family Foundation, Inc., of which the Reporting Person is an officer and director.




                                Page 4 of 7 pages

        (b)    Percent of Class:  23.25% (2)

        (c)    Number of shares as to which such person has:

               (i)    sole power to vote or to                  1,141,728
                      direct the vote

               (ii)   shared power to vote or to                  446,925
                      direct the vote

               (iii)  sole power to dispose or to               1,141,728
                      direct the disposition of

               (iv)   shared power to dispose or to               446,925
                      direct the disposition of

II.     Carfel, Inc.

        (a)    Amount Beneficiary Owned:  241,017 SHARES.

        (b)    Percent of Class:  5.5%

        (c)    Number of shares as to which such person has:

               (i)    sole power to vote or to                         -0-
                      direct the vote

               (ii)   shared power to vote or to                  361,525
                      direct the vote

               (iii)  sole power to dispose or to                      -0-
                      direct the disposition of

               (iv)   shared power to dispose or to               361,525
                      direct the disposition of

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable.

--------

2 Calculated on the basis of 6,832,120 shares of Common Stock outstanding on December 31, 1997.




                                Page 5 of 7 pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not applicable.

ITEM 10.       CERTIFICATION:

               Not applicable.




                                Page 6 of 7 pages

                                    SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 10, 1998                                 /S/ GEORGE FELDENKREIS
                                                  -------------------------
                                                  George Feldenkreis



                                                  CARFEL, INC.



February 10, 1998                                 /S/ GEORGE FELDENKREIS
                                                  -------------------------
                                                  By:  George Feldenkreis
                                                        President




                                Page 7 of 7 pages